04042395

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

	809940
Merrill Lynch Mortgage Investors, Inc.	**000-**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 27, 2004, MLMI Series 2004-A3	**333-112231**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MERRILL LYNCH MORTGAGE
INVESTORS, INC.

By: ____________________
Name: Andrew Beal
Title: Managing Director

Dated: August 27, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

MBS New Transaction

Computational Materials

$388,680,834 (approximate)

MLMI Series 2004-A3

Merrill Lynch Mortgage Investors, Inc.
Depositor

Wells Fargo Bank Minnesota, N.A.
Master Servicer

Merrill Lynch & Co.
Underwriter

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities or any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-4979.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

MORTGAGE POOL SUMMARY:

The following summary shows the characteristics of the mortgage pool (percentages are based on aggregate principal balances as of August 1, 2004):

	3/1	5/1	7/1	10/1	Aggregate
Number of Loans	: 241	: 79	: 260	: 183	: 763
Aggregate Current Principal Balance ($)	: 119,040,430	: 39,428,534	: 135,233,554	: 94,637,613	: 388,340,131
Average Current Principal Balance ($)	: 493,944	: 499,095	: 520,129	: 517,145	: 508,965
Range of Current Principal Balance ($)	: $15,281.80 to $1,690,000.00	: $336,170.00 to $1,490,490.19	: $334,933.44 to $1,652,000.00	: $180,000.00 to $1,871,516.71	: $15,281.80 to $1,871,516.71
Average Original Principal Balance ($)	: 500,876	: 500,642	: 523,150	: 520,816	: 513,224
Range of Original Principal Balance ($)	: $334,000.00 to $1,690,000.00	: $336,170.00 to $1,500,000.00	: $335,000.00 to $1,652,000.00	: $337,383.00 to $1,880,000.00	: $334,000.00 to $1,880,000.00
Weighted Average Remaining Term (months)	: 354	: 355	: 355	: 356	: 355
Range of Remaining Terms (months)	: 349 months to 356 months	: 353 months to 356 months	: 351 months to 356 months	: 351 months to 356 months	: 349 months to 356 months
Weighted Average Original Term (months)	: 360	: 360	: 360	: 360	: 360
Current Weighted Average Mortgage Interest Rate	: 4.405	: 4.852	: 5.048	: 5.330	: 4.900
Range of Current Mortgage Interest Rates	: 2.750% to 6.500%	: 3.625% to 6.250%	: 4.000% to 6.750%	: 4.625% to 6.375%	: 2.750% to 6.750%
Weighted Average Gross Margin	: 2.286	: 2.261	: 2.269	: 2.287	: 2.278
Range of Gross Margin	: 2.250% to 3.375%	: 2.250% to 2.750%	: 2.250% to 2.750%	: 2.250% to 2.750%	: 2.250% to 3.375%
Index	:LIBOR1 Yr (99.67%), CMT1 Yr (0.33%)	:LIBOR 1Yr (100.00%)	:LIBOR 1Yr (100.00%)	:LIBOR 1Yr (100.00%)	:LIBOR1 Yr (99.90%), CMT1 Yr (0.10
Weighted Average Maximum Lifetime Mortgage Interest	: 10.407	: 9.873	: 10.048	: 10.330	: 10.209
Range of Maximum Lifetime Mortgage Interest Rate	: 9.000% to 12.500%	: 8.750% to 11.250%	: 9.000% to 11.750%	: 9.625% to 11.375%	: 8.750% to 12.500%
Weighted Average Original Loan-to-Value Ratio	: 73.642	: 72.172	: 72.262	: 71.293	: 72.440
Weighted Average Months to Interest Roll	: 30	: 55	: 79	: 116	: 71
Weighted Average Initial Periodic Rate Cap	: 2.000	: 5.000	: 5.000	: 5.000	: 4.080
Weighted Average Subsequent Periodic Rate Cap	: 2.000	: 2.000	: 2.000	: 2.000	: 2.000
Weighted Average Credit Score	: 722	: 717	: 733	: 731	: 727
Range of Credit Scores	: 627 to 825	: 620 to 801	: 621 to 817	: 625 to 798	: 620 to 825
Mortgaged Premises:	:	:	:	:	:
Single-Family Dwellings	: 59.67	: 55.58	: 56.15	: 62.17	: 58.64
Condominiums	: 11.24	: 14.62	: 10.30	: 5.75	: 9.92
PUD	: 28.65	: 29.80	: 31.45	: 30.74	: 30.25
Co-Op	: 0.00	: 0.00	: 0.00	: 0.60	: 0.15
Two to Four Family	: 0.44	: 0.00	: 2.09	: 0.74	: 1.04
Max Zip Code Concentration (%)	:2.86%	:3.78%	:2.59%	:3.31%	:2.23
Max Zip Code Concentration (zip)	:92009	:90210	:91361	:92009	:92009
Geographic Concentration (above 5% of pool)	California 56.94% Florida 5.02%	California 61.36% Florida 5.44%	California 63.03%	California 75.01%	California 63.91%

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

GROUP I:

Originator

Originator	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Countrywide	241	$119,040,429.89	100.00%
Total:	**241**	**$119,040,429.89**	**100.00%**

Range of Principal Balances ($)

Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.01 to 25,000.00	1	$15,281.80	0.01%
100,000.01 to 200,000.00	1	199,960.36	0.17
300,000.01 to 400,000.00	92	33,977,487.63	28.54
400,000.01 to 500,000.00	61	27,339,213.16	22.97
500,000.01 to 600,000.00	44	24,459,390.82	20.55
600,000.01 to 700,000.00	24	15,589,243.44	13.1
700,000.01 to 800,000.00	5	3,864,912.15	3.25
800,000.01 to 900,000.00	2	1,705,061.17	1.43
900,000.01 to 1,000,000.00	9	8,699,879.36	7.31
1,000,000.01 to 1,500,000.00	1	1,500,000.00	1.26
1,500,000.01 to 2,000,000.00	1	1,690,000.00	1.42
Total:	**241**	**$119,040,429.89**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $493,943.69. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $1,690,000.00 or less than $15,281.80.

Range of Margins (%)

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.25	225	$112,407,678.73	94.43%
2.75	11	4,750,201.16	3.99
2.875	1	400,000.00	0.34
3.375	4	1,482,550.00	1.25
Total:	**241**	**$119,040,429.89**	**100.00%**

Range of Mortgage Rates (%)

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.501 to 2.750	1	$938,860.46	0.79%
2.751 to 3.000	1	336,444.00	0.28
3.001 to 3.250	5	2,467,569.35	2.07
3.251 to 3.500	7	3,453,744.80	2.9
3.501 to 3.750	19	10,232,810.53	8.6
3.751 to 4.000	32	15,178,022.96	12.75
4.001 to 4.250	52	25,841,322.90	21.71
4.251 to 4.500	36	17,173,949.81	14.43
4.501 to 4.750	28	13,080,596.14	10.99
4.751 to 5.000	31	16,189,185.22	13.6
5.001 to 5.250	14	6,960,327.88	5.85
5.251 to 5.500	6	3,069,242.76	2.58
5.501 to 5.750	3	1,584,800.00	1.33
5.751 to 6.000	4	1,609,693.53	1.35
6.251 to 6.500	2	923,859.55	0.78
Total:	**241**	**$119,040,429.89**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 4.405% per annum and ranged from 2.750% per annum to 6.500% per annum.

Range of Maximum Mortgage Rates (%)

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.751 to 9.000	2	$1,275,304.46	1.07%
9.001 to 9.250	5	2,467,569.35	2.07
9.251 to 9.500	7	3,453,744.80	2.9
9.501 to 9.750	19	10,232,810.53	8.6
9.751 to 10.000	32	15,178,022.96	12.75
10.001 to 10.250	52	25,841,322.90	21.71
10.251 to 10.500	36	17,173,949.81	14.43
10.501 to 10.750	28	13,080,596.14	10.99
10.751 to 11.000	31	16,189,185.22	13.6
11.001 to 11.250	14	6,960,327.88	5.85
11.251 to 11.500	6	3,069,242.76	2.58
11.501 to 11.750	3	1,584,800.00	1.33
11.751 to 12.000	4	1,609,693.53	1.35
12.251 to 12.500	2	923,859.55	0.78
Total:	**241**	**$119,040,429.89**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 10.407% per annum and ranged from 9.000% per annum to 12.500% per annum.

Index

Index	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Gross Margin	Net Margin
LIBOR - 12 Month	1	$393,963.89	0.33%	2.75	2.5
Treasury - 1 Year	240	118,646,466.00	99.67	2.285	2.024
Total:	**241**	**$119,040,429.89**	**100.00%**	**2.286**	**2.025**

Interest Only

Interest Only	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Interest Only Loan	159	$78,869,993.85	66.25%
Non Interest Only Loan	82	40,170,436.04	33.75
Total:	**241**	**$119,040,429.89**	**100.00%**

Remaining Terms to Stated Maturity (in months)

Remaining Terms (in months)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
349	1	$393,963.89	0.33%
352	7	3,740,357.42	3.14
353	38	19,981,660.84	16.79
354	107	51,672,463.81	43.41
355	22	10,512,156.21	8.83
356	66	32,739,827.72	27.5
Total:	**241**	**$119,040,429.89**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 354 months.

Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20060901	1	$393,963.89	0.33%
20061201	7	3,740,357.42	3.14
20070101	38	19,981,660.84	16.79
20070201	107	51,672,463.81	43.41
20070301	22	10,512,156.21	8.83
20070401	66	32,739,827.72	27.5
Total:	**241**	**$119,040,429.89**	**100.00%**

As of the Cut-off Date, the weighted average months to the next adjustment date of the Mortgage Loans in Group I was approximately 30.

Range of Loan-to-Value Ratios at Origination (%) (1)

Loan-to-Value Ratios (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20.01 to 30.00	1	$375,000.00	0.32%
30.01 to 40.00	1	400,000.00	0.34
40.01 to 50.00	7	4,900,946.91	4.12
50.01 to 60.00	13	8,161,683.41	6.86
60.01 to 70.00	43	22,648,617.93	19.03
70.01 to 75.00	21	10,256,606.46	8.62
75.01 to 80.00	143	67,884,779.30	57.03
85.01 to 90.00	7	2,556,621.57	2.15
90.01 to 95.00	5	1,856,174.31	1.56
Total:	**241**	**$119,040,429.89**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 73.64%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 95.00% or less than 26.79%.

Range of Credit Scores

Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
626 to 650	20	$9,496,329.26	7.98%
651 to 675	21	10,633,535.46	8.93
676 to 700	30	14,835,604.47	12.46
701 to 725	50	24,193,384.39	20.32
726 to 750	49	26,051,231.88	21.88
751 to 775	49	23,660,617.42	19.88
776 to 800	18	8,532,448.42	7.17
801 to 820	3	1,237,278.59	1.04
821 to 840	1	400,000.00	0.34
Total:	**241**	**$119,040,429.89**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 722.

Documentation Type

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
FULL/ALT	71	$35,278,706.86	29.64%
Reduced	24	13,342,743.44	11.21
Streamlined	7	3,399,953.12	2.86
NINA	6	3,035,411.53	2.55
Preferred	133	63,983,614.94	53.75
Total:	**241**	**$119,040,429.89**	**100.00%**

Occupancy Status

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	219	$108,398,488.41	91.06%
Second Home	6	3,028,366.55	2.54
Investment	16	7,613,574.93	6.4
Total:	**241**	**$119,040,429.89**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	162	$78,519,441.89	65.96%
Refinance - Rate Term	56	28,916,481.58	24.29
Refinance - Cashout	23	11,604,506.42	9.75
Total:	**241**	**$119,040,429.89**	**100.00%**

Property Type

Property Type	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Residence	143	$71,036,282.17	59.67%
Condo	32	13,381,074.73	11.24
2-4 Family	1	518,566.55	0.44
PUD	65	34,104,506.44	28.65
Total:	**241**	**$119,040,429.89**	**100.00%**

Geographic Location

Geographic Location	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	136	$67,780,140.01	56.94%
Florida	13	5,981,087.65	5.02
Nevada	7	3,611,050.25	3.03
New York	8	3,409,681.98	2.86
Illinois	8	3,402,882.68	2.86
Michigan	6	2,850,711.83	2.39
New Jersey	6	2,575,430.54	2.16
Minnesota	4	2,395,067.95	2.01
Georgia	4	2,357,099.46	1.98
Kentucky	4	2,300,954.51	1.93
Indiana	2	2,090,284.67	1.76
Massachusetts	4	1,841,027.97	1.55
Missouri	3	1,766,825.07	1.48
Arizona	4	1,751,978.51	1.47
Maryland	3	1,664,790.53	1.4
Texas	3	1,539,066.28	1.29
Washington	3	1,398,184.38	1.17
North Carolina	3	1,316,950.71	1.11
Virginia	3	1,084,290.10	0.91
Kansas	2	1,079,822.03	0.91
Utah	2	1,043,524.49	0.88
Idaho	2	997,000.00	0.84
Colorado	2	932,000.00	0.78
Oregon	2	724,495.73	0.61
Hawaii	1	650,000.00	0.55
Wisconsin	1	547,188.08	0.46
Maine	1	477,411.86	0.4
Connecticut	1	393,963.89	0.33
Louisiana	1	391,800.99	0.33
Ohio	1	343,000.00	0.29
Tennessee	1	342,717.74	0.29
Total:	**241**	**$119,040,429.89**	**100.00%**

GROUP II:

Originator

Originator	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Countrywide	79	$39,428,534.15	100.00%
Total:	**79**	**$39,428,534.15**	**100.00%**

Range of Principal Balances ($)

Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
300,000.01 to 400,000.00	35	$13,008,129.46	32.99%
400,000.01 to 500,000.00	20	8,765,111.48	22.23
500,000.01 to 600,000.00	8	4,335,843.64	11
600,000.01 to 700,000.00	5	3,254,160.38	8.25
700,000.01 to 800,000.00	4	2,947,867.73	7.48
800,000.01 to 900,000.00	3	2,651,573.13	6.73
900,000.01 to 1,000,000.00	3	2,975,358.14	7.55
1,000,000.01 to 1,500,000.00	1	1,490,490.19	3.78
Total:	**79**	**$39,428,534.15**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $499,095.37. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $1,490,490.19 or less than $336,170.00.

Range of Margins (%)

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.25	77	$38,575,821.83	97.84%
2.75	2	852,712.32	2.16
Total:	**79**	**$39,428,534.15**	**100.00%**

Range of Mortgage Rates (%)

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.501 to 3.750	5	$2,496,108.44	6.33%
3.751 to 4.000	3	1,215,844.16	3.08
4.001 to 4.250	3	2,136,319.05	5.42
4.251 to 4.500	4	1,594,614.38	4.04
4.501 to 4.750	20	10,248,572.82	25.99
4.751 to 5.000	19	9,407,382.19	23.86
5.001 to 5.250	15	6,939,988.32	17.6
5.251 to 5.500	4	1,494,307.43	3.79
5.501 to 5.750	3	2,421,587.36	6.14
5.751 to 6.000	2	1,121,810.00	2.85
6.001 to 6.250	1	352,000.00	0.89
Total:	**79**	**$39,428,534.15**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 4.852% per annum and ranged from 3.265% per annum to 6.250% per annum.

Range of Maximum Mortgage Rates (%)

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.501 to 8.750	2	$755,358.48	1.92%
8.751 to 9.000	5	2,323,044.16	5.89
9.001 to 9.250	3	2,136,319.05	5.42
9.251 to 9.500	5	2,228,164.34	5.65
9.501 to 9.750	20	10,248,572.82	25.99
9.751 to 10.000	19	9,407,382.19	23.86
10.001 to 10.250	15	6,939,988.32	17.6
10.251 to 10.500	4	1,494,307.43	3.79
10.501 to 10.750	3	2,421,587.36	6.14
10.751 to 11.000	2	1,121,810.00	2.85
11.001 to 11.250	1	352,000.00	0.89
Total:	**79**	**$39,428,534.15**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 9.873% per annum and ranged from 8.750% per annum to 11.250% per annum.

Index

Index	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Gross Margin	Net Margin
LIBOR - 12 Month	79	$39,428,534.15	100.00%	2.261	2.011
Total:	**79**	**$39,428,534.15**	**100.00%**	**2.261**	**2.011**

Interest Only

Interest Only	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Interest Only Loan	55	$26,369,033.90	66.88%
Non Interest Only Loan	24	13,059,500.25	33.12
Total:	**79**	**$39,428,534.15**	**100.00%**

Remaining Terms to Stated Maturity (in months)

Remaining Terms (in months)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
353	4	$2,137,022.16	5.42%
354	13	7,735,635.65	19.62
355	51	23,748,330.29	60.23
356	11	5,807,546.05	14.73
Total:	**79**	**$39,428,534.15**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 355 months.

Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20090101	4	$2,137,022.16	5.42%
20090201	13	7,735,635.65	19.62
20090301	51	23,748,330.29	60.23
20090401	11	5,807,546.05	14.73
Total:	**79**	**$39,428,534.15**	**100.00%**

As of the Cut-off Date, the weighted average months to the next adjustment date of the Mortgage Loans in Group II was approximately 55.

Range of Loan-to-Value Ratios at Origination (%) (1)

Loan-to-Value Ratios (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20.01 to 30.00	1	$346,441.69	0.88%
40.01 to 50.00	3	1,965,850.22	4.99
50.01 to 60.00	5	3,701,323.13	9.39
60.01 to 70.00	12	6,853,338.27	17.38
70.01 to 75.00	8	3,964,961.13	10.06
75.01 to 80.00	48	21,713,885.15	55.07
80.01 to 85.00	1	512,500.00	1.3
90.01 to 95.00	1	370,234.56	0.94
Total:	**79**	**$39,428,534.15**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 72.17%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 95.00% or less than 24.33%.

Range of Credit Scores

Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
601 to 625	1	$500,000.00	1.27%
626 to 650	2	979,897.17	2.49
651 to 675	9	4,172,245.51	10.58
676 to 700	17	8,165,250.05	20.71
701 to 725	14	9,153,839.84	23.22
726 to 750	18	7,953,025.83	20.17
751 to 775	10	4,370,893.69	11.09
776 to 800	7	3,413,382.06	8.66
801 to 820	1	720,000.00	1.83
Total:	**79**	**$39,428,534.15**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 717.

Documentation Type

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
FULL/ALT	29	$15,567,253.89	39.48%
Reduced	34	16,851,729.76	42.74
NINA	3	1,353,833.39	3.43
Preferred	13	5,655,717.11	14.34
Total:	**79**	**$39,428,534.15**	**100.00%**

Occupancy Status

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	74	$36,507,393.05	92.59%
Second Home	1	401,810.00	1.02
Investment	4	2,519,331.10	6.39
Total:	**79**	**$39,428,534.15**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	51	$24,058,020.79	61.02%
Refinance - Rate Term	19	10,518,156.19	26.68
Refinance - Cashout	9	4,852,357.17	12.31
Total:	**79**	**$39,428,534.15**	**100.00%**

Property Type

Property Type	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Residence	45	$21,914,980.76	55.58%
Condo	12	5,763,785.48	14.62
PUD	22	11,749,767.91	29.8
Total:	**79**	**$39,428,534.15**	**100.00%**

Geographic Location

Geographic Location	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	51	$24,192,611.88	61.36%
Florida	5	2,146,419.05	5.44
Illinois	2	1,621,987.73	4.11
Nevada	2	1,306,272.66	3.31
Colorado	2	1,070,052.98	2.71
South Carolina	1	995,358.14	2.52
Alabama	1	980,000.00	2.49
Hawaii	1	868,478.80	2.2
Washington	2	748,973.81	1.9
Connecticut	1	720,000.00	1.83
Michigan	1	633,549.96	1.61
Ohio	1	500,000.00	1.27
Montana	1	475,000.00	1.2
Arizona	1	464,000.00	1.18
Oregon	1	419,912.32	1.06
Tennessee	1	419,099.29	1.06
Texas	1	401,810.00	1.02
Indiana	1	386,838.35	0.98
Virginia	1	370,234.56	0.94
Iowa	1	355,934.62	0.9
New Jersey	1	352,000.00	0.89
Total:	**79**	**$39,428,534.15**	**100.00%**

GROUP III:

Originator

Originator	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Countrywide	260	$135,233,553.81	100.00%
Total:	**260**	**$135,233,553.81**	**100.00%**

Range of Principal Balances ($)

Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
300,000.01 to 400,000.00	79	$29,334,097.52	21.69%
400,000.01 to 500,000.00	81	36,719,980.71	27.15
500,000.01 to 600,000.00	38	20,808,591.05	15.39
600,000.01 to 700,000.00	27	17,449,225.38	12.9
700,000.01 to 800,000.00	14	10,572,173.15	7.82
800,000.01 to 900,000.00	7	5,983,838.35	4.42
900,000.01 to 1,000,000.00	13	12,713,647.65	9.4
1,500,000.01 to 2,000,000.00	1	1,652,000.00	1.22
Total:	**260**	**$135,233,553.81**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $520,129.05. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $1,652,000.00 or less than $334,933.44.

Range of Margins (%)

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.25	250	$130,099,669.09	96.20%
2.75	10	5,133,884.72	3.8
Total:	**260**	**$135,233,553.81**	**100.00%**

Range of Mortgage Rates (%)

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.751 to 4.000	2	$787,609.43	0.58%
4.001 to 4.250	2	1,391,577.37	1.03
4.251 to 4.500	22	12,602,824.35	9.32
4.501 to 4.750	56	29,041,622.00	21.48
4.751 to 5.000	66	33,437,771.53	24.73
5.001 to 5.250	48	24,648,942.31	18.23
5.251 to 5.500	35	17,100,597.52	12.65
5.501 to 5.750	20	10,132,961.92	7.49
5.751 to 6.000	5	3,659,795.13	2.71
6.001 to 6.250	2	1,378,852.50	1.02
6.251 to 6.500	1	499,000.00	0.37
6.501 to 6.750	1	551,999.75	0.41
Total:	**260**	**$135,233,553.81**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 5.048% per annum and ranged from 4.000% per annum to 6.750% per annum.

Range of Maximum Mortgage Rates (%)

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.751 to 9.000	2	$787,609.43	0.58%
9.001 to 9.250	2	1,391,577.37	1.03
9.251 to 9.500	22	12,602,824.35	9.32
9.501 to 9.750	56	29,041,622.00	21.48
9.751 to 10.000	66	33,437,771.53	24.73
10.001 to 10.250	48	24,648,942.31	18.23
10.251 to 10.500	35	17,100,597.52	12.65
10.501 to 10.750	20	10,132,961.92	7.49
10.751 to 11.000	5	3,659,795.13	2.71
11.001 to 11.250	2	1,378,852.50	1.02
11.251 to 11.500	1	499,000.00	0.37
11.501 to 11.750	1	551,999.75	0.41
Total:	**260**	**$135,233,553.81**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 10.048% per annum and ranged from 9.000% per annum to 11.750% per annum.

Index

Index	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Gross Margin	Net Margin
LIBOR - 12 Month	260	$135,233,553.81	100.00%	2.269	2.019
Total:	**260**	**$135,233,553.81**	**100.00%**	**2.269**	**2.019**

Interest Only

Interest Only	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Interest Only Loan	143	$76,863,049.62	56.84%
Non Interest Only Loan	117	58,370,504.19	43.16
Total:	**260**	**$135,233,553.81**	**100.00%**

Remaining Terms to Stated Maturity (in months)

Remaining Terms (in months)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351	1	$549,378.16	0.41%
352	7	3,748,775.60	2.77
353	49	24,754,147.96	18.3
354	26	12,499,111.12	9.24
355	79	42,605,033.69	31.5
356	98	51,077,107.28	37.77
Total:	**260**	**$135,233,553.81**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 355 months.

Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20101101	1	$549,378.16	0.41%
20101201	7	3,748,775.60	2.77
20110101	49	24,754,147.96	18.3
20110201	26	12,499,111.12	9.24
20110301	79	42,605,033.69	31.5
20110401	98	51,077,107.28	37.77
Total:	**260**	**$135,233,553.81**	**100.00%**

As of the Cut-off Date, the weighted average months to the next adjustment date of the Mortgage Loans in Group III was approximately 79.

Range of Loan-to-Value Ratios at Origination (%) (1)

Loan-to-Value Ratios (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20.01 to 30.00	3	$2,533,966.00	1.87%
30.01 to 40.00	4	2,015,046.72	1.49
40.01 to 50.00	9	4,513,078.11	3.34
50.01 to 60.00	16	8,546,246.69	6.32
60.01 to 70.00	45	23,492,089.19	17.37
70.01 to 75.00	33	17,477,115.42	12.92
75.01 to 80.00	147	75,591,484.40	55.9
85.01 to 90.00	3	1,064,527.28	0.79
Total:	**260**	**$135,233,553.81**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 72.26%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 90.00% or less than 23.81%.

Range of Credit Scores

Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
601 to 625	1	$496,826.94	0.37%
626 to 650	5	2,200,124.80	1.63
651 to 675	20	10,495,690.96	7.76
676 to 700	26	12,621,554.80	9.33
701 to 725	55	29,174,008.43	21.57
726 to 750	56	28,801,685.65	21.3
751 to 775	64	33,866,795.16	25.04
776 to 800	29	15,645,960.75	11.57
801 to 820	4	1,930,906.32	1.43
Total:	**260**	**$135,233,553.81**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 733.

Documentation Type

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
FULL/ALT	97	$50,440,593.13	37.30%
Reduced	20	11,919,183.03	8.81
Streamlined	2	955,411.50	0.71
Preferred	141	71,918,366.15	53.18
Total:	**260**	**$135,233,553.81**	**100.00%**

Occupancy Status

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	246	$128,490,796.10	95.01%
Second Home	1	420,621.02	0.31
Investment	13	6,322,136.69	4.67
Total:	**260**	**$135,233,553.81**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	157	$81,711,502.78	60.42%
Refinance - Rate Term	72	38,619,323.06	28.56
Refinance - Cashout	31	14,902,727.97	11.02
Total:	**260**	**$135,233,553.81**	**100.00%**

Property Type

Property Type	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Residence	144	$75,938,913.79	56.15%
Condo	30	13,932,732.32	10.3
2-4 Family	4	2,826,257.05	2.09
PUD	82	42,535,650.65	31.45
Total:	**260**	**$135,233,553.81**	**100.00%**

Geographic Location

Geographic Location	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	158	$85,234,492.79	63.03%
Virginia	11	5,586,325.31	4.13
Illinois	9	4,908,175.17	3.63
New Jersey	9	4,590,514.04	3.39
Nevada	9	4,406,311.69	3.26
Florida	9	4,371,387.30	3.23
Washington	8	4,120,760.25	3.05
Texas	8	3,589,916.01	2.65
Massachusetts	7	2,830,707.01	2.09
Colorado	5	2,757,866.99	2.04
Georgia	4	2,008,197.08	1.48
Oregon	4	1,667,348.51	1.23
North Carolina	2	1,262,056.38	0.93
Rhode Island	2	874,933.44	0.65
District of Columbia	2	787,691.00	0.58
Connecticut	2	756,296.43	0.56
New York	1	728,346.28	0.54
Wisconsin	1	685,638.34	0.51
Montana	1	549,378.16	0.41
Kansas	1	543,761.48	0.4
Delaware	1	490,000.00	0.36
Minnesota	1	477,069.65	0.35
Ohio	1	453,691.50	0.34
Indiana	1	408,000.00	0.3
Arizona	1	397,405.61	0.29
Tennessee	1	397,351.31	0.29
Pennsylvania	1	349,932.08	0.26
Total:	**260**	**$135,233,553.81**	**100.00%**

GROUP IV:

Originator

Originator	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Countrywide	183	$94,637,613.15	100.00%
Total:	**183**	**$94,637,613.15**	**100.00%**

Range of Principal Balances ($)

Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
100,000.01 to 200,000.00	1	$180,000.00	0.19%
300,000.01 to 400,000.00	45	16,468,575.09	17.4
400,000.01 to 500,000.00	62	27,887,075.82	29.47
500,000.01 to 600,000.00	35	19,035,909.79	20.11
600,000.01 to 700,000.00	19	12,364,787.42	13.07
700,000.01 to 800,000.00	10	7,437,192.18	7.86
800,000.01 to 900,000.00	4	3,342,810.50	3.53
900,000.01 to 1,000,000.00	5	4,954,594.90	5.24
1,000,000.01 to 1,500,000.00	1	1,095,150.74	1.16
1,500,000.01 to 2,000,000.00	1	1,871,516.71	1.98
Total:	**183**	**$94,637,613.15**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $517,145.43. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $1,871,516.71 or less than $180,000.00.

Range of Margins (%)

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.25	170	$87,710,171.03	92.68%
2.75	13	6,927,442.12	7.32
Total:	**183**	**$94,637,613.15**	**100.00%**

Range of Mortgage Rates (%)

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.501 to 4.750	3	$1,481,992.79	1.57%
4.751 to 5.000	26	14,261,905.40	15.07
5.001 to 5.250	61	32,031,259.48	33.85
5.251 to 5.500	60	31,379,064.74	33.16
5.501 to 5.750	21	10,031,157.75	10.6
5.751 to 6.000	8	3,804,360.46	4.02
6.001 to 6.250	3	1,279,873.75	1.35
6.251 to 6.500	1	367,998.78	0.39
Total:	**183**	**$94,637,613.15**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 5.330% per annum and ranged from 4.625% per annum to 6.375% per annum.

Range of Maximum Mortgage Rates (%)

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.501 to 9.750	3	$1,481,992.79	1.57%
9.751 to 10.000	26	14,261,905.40	15.07
10.001 to 10.250	61	32,031,259.48	33.85
10.251 to 10.500	60	31,379,064.74	33.16
10.501 to 10.750	21	10,031,157.75	10.6
10.751 to 11.000	8	3,804,360.46	4.02
11.001 to 11.250	3	1,279,873.75	1.35
11.251 to 11.500	1	367,998.78	0.39
Total:	**183**	**$94,637,613.15**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 10.330% per annum and ranged from 9.625% per annum to 11.375% per annum.

Index

Index	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Gross Margin	Net Margin
LIBOR - 12 Month	183	$94,637,613.15	100.00%	2.287	2.037
Total:	**183**	**$94,637,613.15**	**100.00%**	**2.287**	**2.037**

Interest Only

Interest Only	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Interest Only Loan	98	$51,087,427.68	53.98%
Non Interest Only Loan	85	43,550,185.47	46.02
Total:	**183**	**$94,637,613.15**	**100.00%**

Remaining Terms to Stated Maturity (in months)

Remaining Terms (in months)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351	1	$589,846.13	0.62%
354	4	1,845,893.11	1.95
355	36	17,019,926.78	17.98
356	142	75,181,947.13	79.44
Total:	**183**	**$94,637,613.15**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 356 months.

Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20131101	1	$589,846.13	0.62%
20140201	4	1,845,893.11	1.95
20140301	36	17,019,926.78	17.98
20140401	142	75,181,947.13	79.44
Total:	**183**	**$94,637,613.15**	**100.00%**

As of the Cut-off Date, the weighted average months to the next adjustment date of the Mortgage Loans in Group IV was approximately 116.

Range of Loan-to-Value Ratios at Origination (%) (1)

Loan-to-Value Ratios (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
30.01 to 40.00	1	$1,095,150.74	1.16%
40.01 to 50.00	5	2,795,741.93	2.95
50.01 to 60.00	14	7,793,072.06	8.23
60.01 to 70.00	42	21,895,289.57	23.14
70.01 to 75.00	45	22,690,762.92	23.98
75.01 to 80.00	74	37,432,408.60	39.55
85.01 to 90.00	1	567,188.55	0.6
90.01 to 95.00	1	367,998.78	0.39
Total:	**183**	**$94,637,613.15**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 71.29%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 94.99% or less than 30.99%.

Range of Credit Scores

Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
601 to 625	1	$368,291.23	0.39%
626 to 650	7	3,137,012.72	3.31
651 to 675	14	6,658,514.76	7.04
676 to 700	14	6,595,795.83	6.97
701 to 725	39	20,784,919.58	21.96
726 to 750	45	23,621,807.30	24.96
751 to 775	42	22,953,840.15	24.25
776 to 800	21	10,517,431.58	11.11
Total:	**183**	**$94,637,613.15**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 731.

Documentation Type

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
FULL/ALT	69	$37,538,935.93	39.67%
Reduced	10	4,508,846.90	4.76
Streamlined	8	3,974,658.57	4.2
NINA	1	497,945.88	0.53
Preferred	95	48,117,225.87	50.84
Total:	**183**	**$94,637,613.15**	**100.00%**

Occupancy Status

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	172	$87,980,260.08	92.97%
Second Home	1	345,000.00	0.36
Investment	10	6,312,353.07	6.67
Total:	**183**	**$94,637,613.15**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	92	$47,453,140.87	50.14%
Refinance - Rate Term	68	36,275,899.85	38.33
Refinance - Cashout	23	10,908,572.43	11.53
Total:	**183**	**$94,637,613.15**	**100.00%**

Property Type

Property Type	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Residence	112	$58,837,423.10	62.17%
Condo	12	5,443,431.38	5.75
2-4 Family	1	700,000.00	0.74
Co-op	1	567,188.55	0.6
PUD	57	29,089,570.12	30.74
Total:	**183**	**$94,637,613.15**	**100.00%**

Geographic Location

Geographic Location	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	134	$70,988,561.76	75.01%
Florida	6	3,965,920.89	4.19
New Jersey	8	3,914,016.40	4.14
Virginia	5	2,134,365.34	2.26
New York	4	1,822,752.85	1.93
Texas	3	1,366,199.65	1.44
Georgia	3	1,249,655.02	1.32
Connecticut	2	1,146,025.93	1.21
Nevada	3	1,103,663.03	1.17
Illinois	2	1,086,629.12	1.15
Colorado	2	1,011,190.43	1.07
Minnesota	2	926,714.93	0.98
Hawaii	1	535,200.00	0.57
Delaware	1	524,297.59	0.55
Wyoming	1	498,013.73	0.53
Montana	1	463,166.75	0.49
Maryland	1	412,803.41	0.44
Tennessee	1	405,031.93	0.43
Wisconsin	1	378,701.64	0.4
Arizona	1	368,761.45	0.39
Ohio	1	335,941.30	0.35
Total:	**183**	**$94,637,613.15**	**100.00%**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Mortgage Finance Group	
Oleg Saitskiy	(212) 449-4979
Carlos Laracuente	(212) 449-1435
MBS Trading & Syndicate	
Dan Lonski	(212) 449-3659
Scott Soltas	(212) 449-3659